UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OMB Number: 3235-0145

Expires: December 31, 2005

Estimated average burden

hours per response. . . . . .15

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

TENET INFORMATION SERVICES

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

8800332 10 1

(CUSIP Number)

(410) 877-0345

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

6 JAN 04

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or

240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule,

including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

OMB APPROVAL.CUSIP No. ................................8800332101

1.

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Third Century II    84-0884951

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ......

(b) ......

3. SEC Use Only ...........................................................................................................................

4. Source of Funds (See Instructions) ...................................WC........

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6. Citizenship or Place of Organization ..................................U.S.A................................................

Number of

   7. Sole Voting Power ............................................ 4,925,742.....................

Shares Bene-

ficially by

   8. Shared Voting Power ....................................................................................................

Owned by Each

Reporting

   9. Sole Dispositive Power ......................................4,925,742............................................

Person With

10. Shared Dispositive Power ..............................................................................................

11. Aggregate Amount Beneficially Owned by Each Reporting Person ………………4,925,742.

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13. Percent of Class Represented by Amount in Row (11) .............................. 25.5%.....

14. Type of Reporting Person (See Instructions)

...........................................................................................................PN

...............................

...............................

...............................

...............................

Instructions for Cover Page

(1)

Names and I.R.S. Identification Numbers of Reporting Persons — Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group.

Do not include the name of a person required to be identified in the report but who is not a reporting person.

Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTIONS FOR COMPLYING

WITH SCHEDULE 13D” below).

(2)

 If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)

The 3rd row is for SEC internal use; please leave blank.

Item 7. Material to Be Filed as Exhibits

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by §240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings,

plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder’s fees, joint ventures, options, puts, calls,

guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 7 Jan 04

Date

/s/ Eric J. Nickerson

Signature

Eric J. Nickerson/ Managing Partner

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)